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                                                                   EXHIBIT   20

PDGENVIRONMENTAL, INC.                  PORTER, LE VAY & ROSE, INC.

JOHN C. REGAN, CHAIRMAN & CEO           MICHAEL J. PORTER, PRESIDENT
412-243-3200                            JEFF MYHRE, VP - EDITORIAL
                                        CHRISTIAN PFLAUMER, VP - MEDIA RELATIONS
                                        212-564-4700


                      PDG ENVIRONMENTAL, INC. POSTS PROFITS
                        IN SECOND QUARTER AND FIRST HALF

PITTSBURGH, PA, SEPTEMBER 15, 2003 - PDG Environmental, Inc. (OCT BB: PDGE), an environmental and specialty contractor, today reported financial results for the second quarter and six months ended July 31, 2003.

Revenues for the second quarter were $9.5 million versus $12.2 million in the same prior year period. Net income for the quarter reached $146,000, or $0.02 per fully diluted share, compared with $417,000, or $0.04 per fully diluted share, in the same period 2002. Prior-period results included a gain of $273,000, or $0.03 per fully diluted share, related to the sale of the Company's St. Louis operations in July 2002.

Revenues for the six months ended July 31, 2003 were $17.8 million versus $23.1 million for the same period of 2002. Net income for the six months ended July 31, 2003 was $373,000, or $0.04 per fully diluted share, compared with $190,000, or $0.02 per fully diluted share in the same prior year period. Again, results for the prior year period reflect the effects of the sale of the Company's St. Louis operations.

John Regan, Chairman and CEO, said, "Increased margins helped boost our bottom line despite the decline in revenues, resulting in another profitable quarter for the Company. The drop in revenue for the second quarter and the six months primarily reflects the St. Louis divestiture and a large asbestos abatement project in New York City. Phase I of that project, completed in July 2002, contributed approximately $3 million in revenue in the six months ended July 31, 2002. Phase II of the project, representing $8 million in revenue, is scheduled to begin in third quarter 2003. Our backlog remains strong at $30.4 million, and we look forward to continued favorable performance for the remainder of the year."

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PDG Environmental, Inc., is an environmental and specialty contractor providing asbestos and lead abatement, insulation, microbial remediation and demolition and related services dedicated to assisting its commercial, industrial and governmental clients in complying with environmental laws and regulations. Regional marketing and project operations are conducted through branch offices located in New York City, NY; Hazelton and Export, PA; Fort Lauderdale and Tampa, FL; Houston and Pasadena, TX; Phoenix, AZ; Rock Hill, SC; Portland, OR; Seattle, WA; and Los Angeles, CA. For additional information on the company, please visit http://www.pdge.com.


Safe Harbor Statement under Private Securities Act of 1995: The statements contained in this release, which are not historical facts, may be deemed to contain forward-looking statements, including, but not limited to, deployment of new services, growth of customer base, and growth of service area, among other items. Actual results may differ materially from those anticipated in any forward-looking statement with regard to magnitude, timing or other factors. Deviation may result from risk and uncertainties, including, without limitation, the Company's dependence on third parties, market conditions for the sale of services, availability of capital, operational risks on contracts, and other risks and uncertainties. The Company disclaims any obligation to update information contained in any forward-looking statement.

                                     -more-


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PDG ENVIRONMENTAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)


                                                              FOR THE THREE MONTHS ENDED
                                                         7/31/03                 7/31/02
    Revenues                                          $9,473,000             $12,227,000
    Net Income (loss)                                   $146,000                $417,000
    Earnings (loss) per common share (diluted)             $0.02                   $0.04
    Shares Outstanding (diluted)                       9,496,000               9,515,000


                                                                FOR THE SIX MONTHS ENDED
                                                         7/31/03                 7/31/02
    Revenues                                         $17,836,000             $23,127,000
    Net Income (loss)                                   $373,000                $190,000
    Earnings (loss) per common share (diluted)             $0.04                   $0.02
    Shares Outstanding (diluted)                       9,459,000               9,603,000
